Pricing Supplement Dated 10/8/2012	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	2.00%

Effective Dates:	10/8/2012 through 10/14/2012